UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Hall of Fame Resort & Entertainment Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40619L102

(CUSIP Number)

Christopher Hunt

Krugliak, Wilkins, Griffiths
   & Dougherty Co., L.P.A.
4775 Munson Street, NW
P.O. Box 36963
Canton, Ohio 44735-6963
Office Phone: (330) 497-0700
Fax: (330) 497-4020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40619L102	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON National Football Museum, Inc. d/b/a Pro Football Hall of Fame
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,850 shares
	8	SHARED VOTING POWER 2,629,871 shares
	9	SOLE DISPOSITIVE POWER 3,679,850 shares
	10	SHARED DISPOSITIVE POWER 2,629,871 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 6,309,721 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%[1]
14	TYPE OF REPORTING PERSON CO

[1]	For purposes of this Schedule 13D filing, the percentages reported are based on 31,819,076 shares of Common Stock outstanding immediately following the consummation of the Business Combination (defined below) as reported in the Form 8-K filed by the Issuer (defined below) with the Securities and Exchange Commission (“SEC”) on July 8, 2020.

CUSIP No. 40619L102	Page 3 of 9 Pages

ITEM 1. SECURITY AND ISSUER

This Schedule 13D is filed by National Football Museum, Inc. d/b/a Pro Football Hall of Fame (the “Reporting Person”) relating to the Common Stock, $0.0001 par value (the “Common Stock”), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2626 Fulton Drive NW, Canton, OH 44718.

ITEM 2. IDENTITY AND BACKGROUND

(a) The person filing this Schedule 13D is National Football Museum, Inc. d/b/a Pro Football Hall of Fame.

(b) The business address of the Reporting Person is 2121 George Halas Dr. NW Canton, OH 44708.

(c) HOF Village, LLC was, prior to the Business Combination (defined below), a resort and entertainment company located in Canton, Ohio, leveraging the power and popularity of professional football in partnership with the Reporting Person. HOF Village, LLC was formed in 2015 by initial equity members IRG Canton Village Member, LLC, a Delaware limited liability company (“IRG Member”), and Hall of Fame Village, Inc., an Ohio corporation (which transferred its membership interest to its parent, the Reporting Person, in 2019). IRG Member is majority owned by Stuart Lichter. M. Klein & Associates, Inc. (“MKA”), a New York corporation wholly-owned by Michael Klein (“Klein”), became a member of Hall of Fame Village, LLC in 2018. In addition, the Reporting Person, through a Side Letter Agreement with HOF Village, LLC and the Second Amended and Restated Operating Agreement of Hall of Fame Village Newco, LLC, the Reporting Person acquired an interest in Hall of Fame Village Newco, LLC. As a result of the Business Combination, the Reporting Person became a stockholder of the Issuer through its former interest in Hall of Fame Village Newco, LLC and an indirect stockholder of the Issuer through its interest in HOF Village, LLC.

As described further in Item 6 below, the Reporting Person is party with others to certain agreements relating to the Business Combination. As a result of these agreements, HOF Village, LLC, IRG Canton Village Manager, LLC (as manager of HOF Village, LLC) and Gordon Pointe Management LLC, a Florida limited liability company (“Sponsor” and, collectively with HOF Village, LLC and IRG Member, the “Separately Filing Persons”) might be deemed to be members of a “group” with the Reporting Person within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Exhibit 99.1 attached hereto sets forth certain information regarding the Separately Filing Persons as required by Item 2 of Schedule 13D to the extent such information is available to the Reporting Person. The Reporting Person understands that each of the Separately Filing Persons intends to file a Schedule 13D report pursuant to Rule 13d-1(k)(2) under the Exchange Act containing their required information. The Reporting Person assumes no responsibility for the information contained in such reports filed by the Separately Filing Persons. The Reporting Person disclaims beneficial ownership of the shares held separately by the Separately Filing Persons. The information contained in this Schedule 13D concerning the Separately Filing Persons is based solely on documents filed with the SEC by the Separately Filing Persons and the Issuer.

CUSIP No. 40619L102	Page 4 of 9 Pages

(d) During the last five years, the Reporting Person has not, and, to the best of its knowledge, the persons listed on Exhibit 99.2 attached hereto have not, been convicted in any criminal proceedings.

(e) During the last five years, the Reporting Person has not, and, to the best of its knowledge, the persons listed on Exhibit 99.2 attached hereto have not, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a nonprofit corporation organized under the laws of the State of Ohio. The citizenship of each of the Reporting Person’s officers and members of its executive committee is listed on Exhibit 99.2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person may be deemed to beneficially own 6,309,721 shares of Common Stock of the Issuer.  The Reporting Person did not expend any funds to acquire Common Stock of the Issuer.  Rather, as a result of the consummation of the Business Combination (defined below) on July 1, 2020, the Reporting Person acquired, directly or indirectly, beneficial ownership of Common Stock of the Issuer consisting of: (1) 3,679,850 shares of Common Stock that were issued by the Issuer directly to the Reporting Person; and (2) 2,629,871 shares of Common Stock owned by HOF Village, LLC which was issued by the Issuer 15,027,837 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

In July 2019, the Reporting Person was introduced to Gordon Point Acquisition Corp. (“GPAQ”) which, at that time, was a special purpose acquisition company publicly-traded on the NASDAQ Capital Market under the symbol “GPAQ.” HOF Village, LLC was seeking additional capital to carry out its business plan to become a premier resort and entertainment venue. Following extensive discussions, on September 16, 2019, Issuer, the Reporting Person, HOF Village, LLC, GPAQ, and others entered into a definitive agreement and plan of merger (as amended, the “Merger Agreement”) which was subject to a number of closing conditions including the approval of GPAQ’s stockholders. A meeting of GPAQ’s stockholders was held on June 30, 2020, at which time the stockholders approved the Merger Agreement. All other closing conditions have been satisfied or were waived.

CUSIP No. 40619L102	Page 5 of 9 Pages

On July 1, 2020, the parties described above consummated the mergers contemplated by the Merger Agreement (“Consummation”). As a result, among other things, (a) GPAQ Acquirer Merger Sub, Inc., a wholly-owned subsidiary of the Issuer, was merged with and into GPAQ, with GPAQ continuing as the surviving entity and a wholly-owned subsidiary of the Issuer, (b) Sponsor and the other stockholders of GPAQ became stockholders of the Issuer, (c) all of the assets and liabilities of the Reporting Person were transferred to Newco, (d) GPAQ Company Merger Sub, LLC, another wholly-owned subsidiary of the Issuer, was merged with and into Newco with Newco continuing as the surviving entity and a wholly-owned subsidiary of the Issuer, and (e) the Reporting Person and HOF Village, LLC became stockholders of the Issuer. We refer to such transactions as the “Business Combination.” In addition, in connection with the mergers described in the prior sentence, the Issuer issued shares of Common Stock to Reporting Person, HOF Village, LLC and various affiliates of the HOF Village, LLC and others at an issue price of $10.00 per share to pay off various debts and fees owed by HOF Village, LLC to such persons. For further information regarding the foregoing transactions, please see the Form 8-K filed by the Issuer with the SEC on July 6, 2020 and the reports required by the Exchange Act filed by the Separately Filing Persons in connection with the Business Combination.

Simultaneously with the consummation of the initial public offering for GPAQ in 2018, Sponsor purchased an aggregate of 4,900,000 warrants, at a price of $1.00 per warrant, each exercisable to purchase one share of GPAQ’s Class A common stock at a price of $11.50 per Class A share. Subsequently but prior to the Business Combination, Sponsor transferred 35,000 GPAQ warrants to one of its employees. In connection with the consummation of the business combination on July 1, 2020, each GPAQ warrant was converted into a warrant to purchase 1.421333 shares of the Issuer’s common stock at a price of $11.50 per share. In addition, in connection with the Business Combination, Sponsor transferred to HOF Village, LLC 50% of these Issuer warrants, which are exercisable to purchase 3,457,393 shares of the Issuer’s common stock.

The Reporting Person acquired beneficial ownership of the Common Stock in connection with, and as a result of, the Business Combination and for investment purposes. As noted in Item 6, pursuant to the Director Nominating Agreement (defined below), the Reporting Person became entitled to designate an individual to serve as a director of the Issuer. In connection with the Business Combination, the Reporting Person appointed Edward J. Roth as its designee to the board of directors of the Issuer.

Presently, the Reporting Person has no intention or plan to undertake any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Person will routinely monitor its investment in the Issuer with regard to a wide variety of factors that affect investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market, and industry conditions, as well as other investment considerations. These considerations and other factors may result in the Reporting Person’s consideration of alternatives with respect to its investment in the Issuer. Based on its analysis of investment considerations, the Reporting Person may (i) sell, trade, or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, (ii) consider and/or implement various alternatives to maximize the value of its investment in the Issuer, or (iii) take any other lawful actions it deems to be in its best interests, subject – in each case – to the restrictions imposed by the Merger Agreement and/or certain other agreements described herein and the securities laws. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of the alternatives mentioned above.

CUSIP No. 40619L102	Page 6 of 9 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Number of shares: 6,309,721 shares

Percentage of shares: 19.8%

(b)	Sole power to vote or direct the vote: 3,679,850 shares

Shared power to vote or direct the vote: 2,629,871 shares

Sole power to dispose or to direct the disposition: 3,679,850 shares

Shared power to dispose or direct the disposition: 2,629,871 shares

Exhibit 99.1 attached hereto sets forth certain information regarding the Separately Filing Persons, as required by Item 5 of Schedule 13D.

(c)	Except for the issuances of the Issuer’s shares described above in Items 3 and 4 above, there have been no transactions effected by the Reporting Person in the shares of Common Stock of the Issuer during the preceding 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As noted above in Item 4, on September 16, 2019, the Issuer, the Reporting Person and others entered into the Merger Agreement, which provided for, among other things, the Reporting Person’s acquisition of the Common Stock. A copy of the Merger Agreement is attached/incorporated by reference hereto as Exhibit 99.3; the amendments to such Merger Agreement are attached/incorporated by reference hereto as Exhibits 99.4, 99.5, and 99.6.

Under the terms of the Reporting Person’s organizational documents, the Reporting Person has agreed to pass through its right to vote on matters put to a vote of the Issuer’s shareholders to the Reporting Person’s members in proportion to their ownership interests; however, the pass-through of voting rights to the Reporting Person’s members does not apply to voting matters covered by the Director Nominating Agreement. In addition, in connection with the consummation of the Merger Agreement, the Reporting Person became a party to a number of other agreements.

CUSIP No. 40619L102	Page 7 of 9 Pages

Lock-Up Agreement. The Reporting Person and certain other parties have entered into a Lock-Up Agreement with the Issuer (the “Lock-Up Agreement”). Under the Lock-Up Agreement, each holder has agreed not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, sell any option or contract to purchase, grant any option, right or warrant, make any short sale, or otherwise transfer or dispose of or lend its portion of any Common Stock (or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, Common Stock) for a period after Consummation ending on the date that is the later of (i) 180 days after Consummation, and (ii) the expiration of the “Founder Shares Lock-up Period” under the Letter Agreement, dated January 24, 2018 among GPAQ, its officers, directors, and initial shareholders, and Sponsor. The form of the Lock-Up Agreement is attached/incorporated by reference hereto as Exhibit 99.7.

Director Nominating Agreement. The Issuer, the Reporting Person, HOF Village, LLC, and Sponsor have entered into a Director Nominating Agreement (the “Director Nominating Agreement”), which provides that the Issuer shall take all necessary action to set the size of its board of directors (the “Board”) at 11 members, a majority of whom shall be independent directors in accordance with Nasdaq requirements. The Director Nominating Agreement provides that (i) so long as Sponsor beneficially owns 85% of the total number of shares of the Common Stock held by it as of the Effective Time, Sponsor will have the right to designate one individual to be appointed or nominated for election to the Board, (ii) so long as HOF Village, LLC beneficially owns at least 85% of the total number of shares of the Common Stock held by it as of the Effective Time, the Reporting Person will have the right to designate up to four individuals to be appointed or nominated for election to the Board, one of whom must be Michael Klein and one of whom must qualify as an independent director under the Nasdaq rules (or up to (a) three individuals, if it owns less than 85% but at least 65%, (b) two individuals, if it owns less than 65% but at least 45%, or (c) one individual, if it owns less than 45% but at least 15%), and (iii) so long as the Reporting Person beneficially owns at least 85% of the total number of shares of the Common Stock held by it as of the Effective Time, the Reporting Person will have the right to designate one individual to be appointed or nominated for election to the Board. The Reporting Person and HOF Village, LLC may each designate one individual to serve as a Board non-voting observer (in the case of the Reporting Person, so long as the Reporting Person beneficially owns at least 15% of the total number of shares of Common Stock held by it as of the Effective Time and, in the case of PFHOF, so long as PFHOF beneficially owns at least 85% of the total number of shares of Common Stock held by it as of the Effective Time).

In addition, the Director Nominating Agreement provides that each of the Reporting Person, HOF Village, LLC, and Sponsor shall take all necessary and desirable actions within such party’s control (including voting or causing to be voted, whether at a meeting of stockholders or by written consent or otherwise, all of the Issuer’s voting securities now or hereafter directly or indirectly owned by such party) (a) to cause the applicable nominees of the Reporting Person, HOF Village, LLC, and Sponsor to be appointed (and where applicable, elected) as directors, and (b) against their removal from office unless such removal is directed or approved by the party responsible for such director’s nomination. The form of the Director Nomination Agreement is attached/incorporated by reference hereto as Exhibit 99.8.

In light of the Director Nominating Agreement, the Reporting Person may be deemed to be a member of a group with HOF Village, LLC, IRG Member, and the Sponsor. See Exhibit 99.1 for the beneficial ownership of the Separately Filing Persons. All of the beneficial ownership data stated in this Schedule 13D (except in Exhibit 99.1) states such beneficial ownership solely as to the Reporting Person without regard to any such group.

CUSIP No. 40619L102	Page 8 of 9 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.1:	List of Separately Filing Persons (filed herewith)
Exhibit 99.2:	List of Officers and Executive Committee of Reporting Person (filed herewith)
Exhibit 99.3:	Agreement and Plan of Merger, dated September 16, 2019, by and among the Issuer, the Reporting Person, HOF Village, LLC, GPAQ and others (incorporated by reference to Exhibit 2.1 to GPAQ’s Current Report on Form 8-K, filed September 17, 2019).
Exhibit 99.4:	Amendment No. 1 to Merger Agreement, dated November 6, 2019, by and among the Issuer, the Reporting Person, HOF Village, LLC, GPAQ and others (incorporated by reference to Exhibit 2.2 to GPAQ’s Current Report on Form 8-K, filed November 8, 2019).
Exhibit 99.5:	Amendment No. 2 to Merger Agreement, dated March 10, 2020, by and among the Issuer, the Reporting Person, HOF Village, LLC, GPAQ and others (incorporated by reference to Exhibit 2.1 to GPAQ’s Current Report on Form 8-K, filed March 16, 2020).
Exhibit 99.6:	Amendment No. 3 to Merger Agreement, dated May 22, 2020, by and among the Issuer, the Reporting Person, HOF Village, LLC, GPAQ and others (incorporated by reference to Exhibit 2.1 to GPAQ’s Current Report on Form 8-K, filed May 28, 2020).
Exhibit 99.7:	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to GPAQ Acquisition Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-234655 filed on November 12, 2019).
Exhibit 99.8:	Form of Director Nominating Agreement (incorporated by reference to Exhibit 10.2 to Post-Effective Amendment No. 1 to GPAQ Acquisition Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-234655) filed on March 10, 2020)

CUSIP No. 40619L102	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of July, 2020

National Football Museum, Inc.

By:	/s/ Carl David Baker
Carl David Baker, its President/Chief Executive Officer